Calculation of Ratio of Earnings to Fixed Charges

	(in NOK millions, except ratio)	For the year ended 31 December 2015	For the year ended 31 December 2014	For the year ended 31 December 2013	For the year ended 31 December 2012	For the year ended 31 December 2011
Fixed Charges
	Interest expense*	11,665	1,803	12,047	2,443	(385)
+	Interest within rental expense	11,634	9,618	8,064	7,392	5,754
+	Capitalized interest	3,163	1,603	1,077	1,197	869
Total fixed charges (A)		26,462	13,024	21,188	11,032	6,238

Earnings
	Income before tax and minority interest	4,294	109,428	138,414	206,726	213,841
-	Equity in net inc non-consol investees	278	272	(136)	(1,671)	(1,264)
+	Distributed income of equity investees	(10)	8	(7)	(8)	(15)
=	Income before taxes, minority interests and equity investees	4,563	109,708	138,271	205,047	212,562
+	Fixed charges (A)	26,462	13,024	21,188	11,032	6,238
+	Ordinary depr capital interest	1,386	1,171	1,233	1,356	1,310
-	Capitalized interest	(3,163)	(1,603)	(1,077)	(1,197)	(869)
Total earnings		29,248	122,300	159,615	216,238	219,241

Ratio		1.1	9.4	7.5	19.6	35.2

*Interest expense includes change in fair value of derivatives